Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PUBLISHES FIRST CLIMATE ACTION REPORT

Toronto (November 28, 2022) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") reports that it has released its first Climate Action Report (the "Report"), aligned with the Task Force on Climate-related Financial Disclosures recommendations. The Company is committed to be Net-Zero by 2050 in absolute Scope 1 and Scope 2 carbon emissions and, to this end, it has set an interim carbon reduction target of 30% of 2021 Scope 1 and Scope 2 greenhouse gas emissions by 2030. This inaugural Report outlines the Company's proposed plan to meet its climate targets and to remain among the lowest greenhouse gas emitters of the industry's senior gold companies, as well as the strategies of the Company to adapt to and mitigate the impacts of climate change. With the contribution from the sustainability, energy and innovation teams at each mining operation, the Company believes it has established a credible pathway to decarbonization and is committed to continuously assess and adapt technological advances.

The Report supplements the Company's 2021 Sustainability Report, which discusses aspects of climate change and related business risks and opportunities. Additionally, the Report is aligned with the UN Sustainable Development Goals with respect to climate and the Company's response to CDP (formerly known as the Climate Disclosure Project).

"Climate change is one of society's greatest challenges and as a sustainability leader in the global mining industry, we also aim to be a climate action leader. The risks associated with a changing climate have never been clearer and we understand the importance of managing these risks to build a better business, capitalize on future opportunities and communicate effectively with our stakeholders," said Agnico Eagle's President and CEO Ammar Al-Joundi. "We hold ourselves accountable to high ESG standards and have strategies in place to adapt to and mitigate the impacts of climate change," added Mr. Al-Joundi.

Highlights of the Report include:

•	Climate Strategy – The Company's strategy to adapt to and mitigate the impacts of climate change is built upon Agnico Eagle's business strategy and its three strategic pillars – performance, pipeline and people

•	Greenhouse Gas Emissions Targets – Agnico Eagle continues to be committed to addressing climate-change and reaching Net-Zero by 2050 in absolute Scope 1 and Scope 2 carbon emissions. Supporting this commitment, the Company has established an interim carbon reduction target of 30% by 2030 (based on 2021 levels), representing an approximate reduction of 350 kilotonnes of CO2 equivalent in absolute Scope 1 and Scope 2 emissions

•	Governance Structure – Agnico Eagle's governance structure creates clear lines of accountability, provides flexibility to adapt to unforeseen circumstances and ensures sustainable practices are considered in all aspects of its business. Accountability for climate matters at the Board level operates through the Health, Safety, Environment and Sustainable Development Committee, at the management level through the Steering Committee on Climate-related Risks and Opportunities and at the site level through each mine's Operations Management and Climate Action Teams

•	Climate Scenario Analysis – The Company developed scenarios based on the Intergovernmental Panel on Climate Change and International Institute for Applied Systems Analysis to assess physical and transitional climate-related risks and inform the development of its climate strategy

•	Pathway to Decarbonization – Key actions identified by Agnico Eagle to achieve its 2030 interim target and Net-Zero by 2050 target focus on three primary areas:

o	Energy efficiency initiatives, including energy reduction initiatives and opportunities at each site, such as energy management systems, heat recovery systems and ventilation on demand

o	Technology transition initiatives, such as electrification of material handling equipment, including the potential for a trolley-assist system for haul trucks at Detour Lake and increased use of battery electric vehicles at our operations

o	Increased renewable energy initiatives, including a combination of the greening of the electrical grids that supply energy to our sites and the development or deployment of cleaner power supplies at our operations

A changing climate affects us all and the Report outlines the initiatives the Company has undertaken and plans to make, toward a lower-carbon. Together with its stakeholders, Agnico Eagle will work to respond to the challenges and opportunities in the years ahead to find the right solutions for the Company and the environment.

The 2022 Climate Action Report can be accessed here.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at November 25, 2022. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the Company's Net-Zero by 2050 in absolute Scope 1 and Scope 2 carbon emissions target and interim carbon reduction target of 30% by 2030; statements regarding the Company's proposed pathways to decarbonization, including expected annual potential CO2e reductions; and other statements with respect to the Company's plans with respect to climate change. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2021 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2021 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting the Company's climate change plans; that the relevant metal prices, foreign exchange rates and prices for key supplies will be consistent with Agnico Eagle's expectations; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the possibility that the Company's plans to reduce greenhouse gas emissions will not be completed in the expected timeframe or result in the anticipated reduction of greenhouse gas emissions; general economic, business and political conditions; and changes in governmental and environmental regulation. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

3